UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2025

WAHED REAL ESTATE SERIES 1 LLC

(Exact name of issuer as specified in its charter)

Delaware	99-3337084
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

27 East 28th Street, 8th Floor

New York, New York 10016

(Mailing Address of principal executive offices)

817-657-7612

Issuer’s telephone number, including area code

In this Report, the terms “Wahed Real Estate,” “we,” “us, “our,” the “company” and similar terms refer to Wahed Real Estate Series 1 LLC, a Delaware Series Limited Liability Company, together with its consolidated Series established by Wahed Real Estate Series 1 LLC; “Wahed Financial” or the “Manager” refers to the company’s parent and Managing Member, Wahed Financial LLC, together with its consolidated subsidiaries unless the context indicates otherwise.

This Report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in the Report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of the company’s financial statements and financial condition and results of its operations together with its unaudited consolidated and consolidating financial statements and related notes included in this report as well as our audited consolidated and consolidating financial statements found in our Annual Report on Form 1-K filed with the SEC on April 29, 2025. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2025. The consolidated and consolidating financial statements included in this filing as of and for the six months ended June 30, 2025 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although, in the opinion of management, all adjustments and disclosures necessary for a fair presentation of the unaudited consolidated financial statements have been included. The results of operations for the six-months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the full year.

Overview

Wahed Real Estate was formed on May 14, 2024 (“Inception”) in the state of Delaware. The company was formed to enable public investment in residential rental properties, each of which will be held directly or indirectly by a separate Series of limited liability interests, or “Series,” of the company.

Wahed Financial entered into a purchase contract with an unaffiliated third party on June 30, 2024 for the purchase of a residential property located at 41210 Paign Dr., Sterling Heights, MI (the “Paign Drive Property”) for a purchase price of $260,000 plus prorated property taxes and water bills from July 5, 2024 plus a $595 compliance/transaction fee. On August 26, 2024, the company established Series Paign Drive for the purposes of acquiring the Paign Drive property. Wahed Financial initially purchased the Paign Drive property in August 2024 and, in May 2025, transferred the property to Series Paign Drive in exchange for $141,600 in cash and an interest-free loan from Wahed Financial of $127,266, plus a loan management fee determined on an arms-length basis, representing the $260,000 property purchase price plus $4,200 in acquisition expenses and $4,666 in property improvement expenses. On April 9, 2025, the Paign Drive property was leased to a renter under a two-year lease for a monthly rent of $2,100.

In March 2025, Wahed Financial completed the acquisition of a residential property located at 6724 Lake Overlook Dr., Fort Worth, TX (the “Lake Overlook Drive Property”) for a purchase price of $374,900 plus closing costs, including prorated property taxes. On May 23, 2025, the company established Series Lake Overlook Drive for the purposes of acquiring the Lake Overlook Drive property. Wahed Financial intends to transfer the property to Series Lake Overlook Drive once sufficient funds from the company’s Regulation A offering have been tendered to the company. The purchase price is expected to be $374,900 plus reimbursement of the Manager’s acquisition expenses, estimated at $6,500, and, to the extent incurred by the Manager prior to its sale of the property to the Series, any property improvement expenses. The Manager rented the Lake Overlook Drive Property on June 1, 2025 for one year, automatically renewing on a month-to-month basis unless terminated, for a monthly rent of $2,600.

On September 8, 2025, Wahed Financial completed the acquisition of a residential property located at 8820 Waynick Drive, Raleigh, NC (the “Waynick Drive Property”) for a purchase price of $435,000 (reflecting sales credits) plus closing costs. On September 25, 2025, the company established Series Waynick Drive for the purposes of acquiring the Waynick Drive property. Wahed Financial intends to transfer the property to Series Waynick Drive once sufficient funds from the company’s Regulation A offering have been tendered to the company. The purchase price is expected to be $435,000 plus reimbursement of the Manager’s acquisition expenses, estimated at $10,324, and, to the extent incurred by the Manager prior to its sale of the property to the Series, any property improvement expenses. Wahed Financial has engaged a third-party property manager for compensation equal to 8% of gross rent payable quarterly in advance. The Waynick Drive property was rented in August 2025 for a monthly rent of $3,425 for a term of three years. Under a Value Share Agreement that the seller of the Waynick Drive property assigned to Wahed Financial, the tenant has been granted a one-time right to purchase the property at the expiration of the three year term for a purchase price equal to the greater of the current market value or the initial home value of $435,000, less an adjusted value share payment. The adjusted value share payment would be equal to the original option payment of $21,700 plus 50% of the appreciation in the value of the property or minus 5% of the depreciation in the value of the property. The terms of the lease and the Value Share Agreement may be extended for up to two years, with an adjustment to the monthly rental payment.

Wahed Financial is the company’s Manager. As the company’s Manager, it will manage the company’s day-to-day operations. Wahed Financial is also the managing member of each Series.

Going Concern

The company’s consolidated and consolidating financial statements have been prepared on a going concern basis, , which contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The company is a business that has recently commenced its principal operations, plans to incur significant costs in pursuit of its capital financing plans, and is dependent upon its Manager and its affiliates for continued funding of its cash flow needs. The company has an accumulated deficit of $32,180, has generated a loss of $11,899 for the six months ended June 30, 2025, and has limited liquid assets to satisfy its obligations as they come due with cash of $5,917 against current liabilities of $404,887 as of June 30, 2025. These factors, among others, raise substantial doubt about the ability of the company to continue as a going concern for a reasonable period.

The company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations. No assurance can be given that the company will be successful in these efforts.

Results of Operations

	For the six months ended June 30, 2025 (unaudited)
	Series Paign Drive	Series Lake Overlook Drive		Unallocated		Consolidated

Revenues		$		$		$
Revenue from operations	$4,200		-		-		4,200
Total Revenues	4,200		-		-		4,200

Operating expenses
Bank charges	234				153		387
Depreciation	1,313						1,313
Commission fee	2,100						2,100
Property management fees	420						420
Asset management fees	241						241
Repairs and maintenance	1,727						1,727
Insurance charges	881						881
Professional fees	500		50		6,300		6,850
Total operating expenses	$7,416		$50		$6,300		$13,919

Loss from operations	(3,216)		(50)		(6,453)		(9,719)

Other income / (expense)
Loan facility fees (net)	42				(2,222)		(2,180)
Total other income / (expense)	$42	$			$(2,222)		$(2,180)

Net loss	$(3,174)		$(50)		$(8,675)		$(11,899)

For the period from May 14, 2024 (inception) to June 30, 2025 (unaudited)
	Series Paign Drive		Series Lake Overlook Drive		Unallocated		Consolidated

Revenues	$		$		$		$
Revenue from operations		-		-		-		-
Total Revenues		-		-		-		-

Operating expenses
Total operating expenses		$-		$-		$-		$-
Net loss		$-		$-		$-		$-

The company was formed on May 14, 2024 and has only recently commenced operations with the acquisition of the Paign Drive Property in May 2025. Revenues in the six months ended June 30, 2025 represent rental revenue generated by the Paign Drive Property. Operating expenses for the six months ended June 30, 2025, consisted primarily of professional fees of $6,850 related mostly to audit services and expenses associated with the Paign Drive property. In addition, the Manager is paid an asset management fee on a quarterly basis beginning on the first quarter end date following the initial closing date of the issuance of interests in a Series, payable quarterly in arrears, equal to 0.25% (1% annualized) of the asset value, as determined by the Manager as of the last day of the immediately preceding quarter. Series Paign Drive incurred asset management fee amounting to $241 during the six months ended June 30, 2025. Commission fees incurred in the six months ended June 30, 2025 represent a payment to the property manager for the initial lease of the Paign Drive property and are not expected to recur until a new tenant rents the property. Similarly, repair and maintenance expenses were somewhat elevated due to the age of the property and the repairs needed to prepare the property for rental.

As of June 30, 2025, the company had also recorded $149,693 of offering expenses as deferred offering costs on its consolidated and consolidating balance sheet, $12,544 of which have been allocated to Series Paign Drive and $5,000 of which have been allocated to Series Lake Overlook Drive. These deferred offering costs will be charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. These expenses have been funded by affiliates of the company as described below.

Loan facility fees are those incurred in connection with loans from or to the Manager or its affiliates. Currently, the rate of these fees, both those being paid by the company or a Series as well as those being paid to the company or a Series, are equal to an annual rate of 5% of the amount of the loan facility, charged on a monthly basis.

Liquidity and Capital Resources.

Due to its recent formation and limited operations to date, the company’s assets and liabilities relate principally to the properties it has acquired, its deferred offering costs incurred to date and borrowings from related parties. The company is dependent on its Manager and its affiliates for continued funding of its cash flow needs as discussed under “ – Going Concern” above.

The company had a total of $368,860 due to the Manager or its affiliates as of June 30, 2025. This amount is net of $29,964 representing offering and other expenses that were inadvertently paid by Paign Drive rather than by the company. As of June 30, 2025, $257,582 of this amount is recorded for Series Paign Drive (including funding of a portion of the purchase price of the Paign Drive property) and $5,050 is recorded for Series Lake Overlook Drive. Once the company has raised sufficient funds through the offering of Series Interests to acquire residential properties, it expects that its capital resources would be derived from operating cash flow. In addition, $34,191 (also net of $29,964 intercompany amount) was recorded as due from related parties representing the inadvertent payment by Series Paign Drive of a portion of offering expenses that had not yet been allocated to the company or any Series.

In December 2024, the company commenced offering Series Interests pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), and has raised the following funds through the issuance of Series Interests in the below Series Interests.

Series	Maximum Series Interests Offered	Series Interest issued through September 25, 2025*	Gross Proceeds from issued Series Interests through September 25, 2025
Series Paign Drive	3,136	1,446	$144,600
Series Lake Overlook Drive	4,100	0	$0

*	Does not include pending subscriptions that have not yet been accepted by the company.

Series Paign Drive purchased the Paign Drive property in May 2025 from the Manager in exchange for $141,600 in cash and an interest-free loan from Wahed Financial of $127,266, plus facility fees as discussed above. All current and future Series will be dependent on the net proceeds from their respective offering for funding to acquire their respective properties.

Other than loans or advances of funds from related parties, the company may, though it does not expect to, secure interest-free financing incurred by a Series, particularly if required to raise sufficient capital to purchase the underlying assets.

Trend Information

The company has recently commenced its principal operations with the acquisition of the Paign Drive Property in May 2025 and has generated limited revenue to date. The company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions.

Recent proposals to change the international trade framework have resulted in substantial regulatory uncertainty regarding international trade and trade policy, both in the United States and abroad. The U.S. government has also instituted other initiatives that may affect our business, including a stricter immigration and deportation policy. To the extent such actions result in increased prices for goods or labor shortages and higher prices for services, our costs may be materially adversely impacted. The impact of these and any future actions on the broader US and global economy in the future is uncertain. Rising inflation, slower economic growth and increases in unemployment that may result from global trade disruptions or for other reasons could further deflate consumer demand, which may impact the housing market more broadly, reducing demand for residential housing and reducing rental rates.

A host of other factors beyond the company’s control could also adversely affect our business, including but not limited to: recession, downturn or otherwise; inflation; government policies surrounding tenant rights; local ordinances where properties reside; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on our financial condition and the results of its operations.

The company expects to incur significant additional expenses as it grows its business. The company will need significant additional capital resources to acquire properties and operate its business thereafter, which is subject to significant risks and uncertainties.

Item 2. Other Information

None.

Item 3. Financial Statements

WAHED REAL ESTATE SERIES 1 LLC

A Delaware Limited Liability Company

Unaudited Consolidated and Consolidating Financial Statements

As of June 30, 2025, and December 31, 2024, for the six months ended June 30, 2025, and for the period from May 14, 2024 (inception) to June 30, 2024

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

WAHED REAL ESTATE SERIES 1 LLC
TABLE OF CONTENTS

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

WAHED REAL ESTATE SERIES 1 LLC

CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS

As of June 30, 2025 (Unaudited)

	Series Paign Drive	Series Lake Overlook Drive	Unallocated	Eliminated	Consolidated
ASSETS
Current Assets
Cash and cash equivalents	$5,917	$-	$-	$-	$5,917
Deferred offering costs	12,544	5,000	132,149	-	149,693
Prepaid expenses	629	-	500	-	1,129
Rent receivable	150	-	-	-	150
Receivable from property manager	5,100	-	-	-	5,100
Due from related parties	64,155	-	-	(29,964)	34,191
Total Current Assets	88,495	5,000	132,649	(29,964)	196,180

Property and equipment, net
Real estate assets	275,759	-	-	-	275,759
Total Property and equipment, net	275,759	-	-	-	275,759

Total Assets	$364,254	$5,000	$132,649	$(29,964)	$471,939

Liabilities And Members’ Equity/(Deficit)
Current Liabilities
Accounts payable	$8,808	$-	$24,069	$-	$32,877
Tenant deposits	3,150	-	-	-	3,150
Due to related parties	257,582	5,050	136,192	(29,964)	368,860
Total Liabilities	269,541	5,050	160,261	(29,964)	404,887

Members' Equity /(Deficit)
Contributions	99,231	-	-	-	99,231
Accumulated deficit	(4,518)	(50)	(27,612)	-	(32,180)
Total Members’ Equity /(Deficit)	94,713	(50)	(27,612)	-	67,051
Total Liabilities and Members' Equity /(Deficit)	$364,254	$5,000	$132,649	$(29,964)	$471,939

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

WAHED REAL ESTATE SERIES 1 LLC

CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS

As of December 31, 2024 (Audited)

	Series Paign Drive	Series Lake overlook Drive	Unallocated	Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	$3,179	$-	$-	$3,179
Deferred offering costs	12,544	-	102,149	114,693
Prepaid expenses	1,385	-	-	1,385
Total Current Assets	17,108	-	102,149	119,257

TOTAL ASSETS	$17,108	$-	$102,149	$119,257

LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)
Current Liabilities
Accounts payable	$2,158	-	$27,569	$29,727
Due to related party	16,294	-	93,517	109,811
Total liabilities	18,452	-	121,086	139,538

Members’ Equity/(deficit)
Contributions	-	-	-	-
Accumulated deficit	(1,344)	-	(18,937)	(20,281)
Total members’ equity /(deficit)	(1,344)	-	(18,937)	(20,281)
TOTAL LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)	$17,108	$-	$102,149	$119,257

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

WAHED REAL ESTATE SERIES 1 LLC

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS

For the six months ended June 30, 2025 (Unaudited)

	Series Paign Drive	Series Lake Overlook Drive	Unallocated	Consolidated
Revenues
Revenue From Operations	$4,200	$-	$-	$4,200
Total Revenues	4,200	-	-	4,200

Operating Expenses
Bank Charges	234	-	153	387
Depreciation	1,313	-	-	1,313
Commission Fee	2,100	-	-	2,100
Property Management Fees	420	-	-	420
Asset Management Fees	241			241
Repairs & Maintenance	1727	-	-	1727
Insurance Charges	881	-	-	881
Professional Fees	500	50	6,300	6,850
Total Operating Expenses	7,416	50	6,453	13,919

Loss From Operations	(3,216)	(50)	(6,453)	(9,719)

Other Income/(expenses)
Loan Facility Fees, net	42	-	(2,222)	(2,180)
Total Other Expenses	42	-	(2,222)	(2,180)

Net Loss	$(3,174)	$(50)	$(8,675)	$(11,899)

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

WAHED REAL ESTATE SERIES 1 LLC

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS

For the period from May 14, 2024 (Inception) to June 30, 2024 (Unaudited)

	Series Paign Drive	Series Lake Overlook Drive	Unallocated	Consolidated
Revenue
Revenue From Operations	$-	$-	$-	$-
Total Revenues	-	-	-	-

Operating Expenses
Total Operating Expenses	-	-	-	-
Net Loss	$-	$-	$-	$-

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

WAHED REAL ESTATE SERIES 1 LLC

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN

MEMBERS’ EQUITY/(DEFICIT)

For the six months ended June 30, 2025 and for the period from May 14, 2024 (inception) to June 30, 2024 (Unaudited)

	Series Paign Drive	Series Lake Overlook Drive	Unallocated	Consolidated
Balance as of May 14, 2024 (Inception)	$-	$-	$-	$-
Contributions	-	-	-	-
Net loss	-	-	-	-
Balance as of June 30, 2024	$-	$-	$-	$-

Balance as of December 31, 2024	$(1,344)	$-	$(18,937)	$(20,281)
Contributions	144,600	-	-	144,600
Subscription Receivable	(45,369)	-	-	(45,369)
Net loss	(3,174)	(50)	(8,675)	(11,899)
Balance as of June 30, 2025	$94,713	$(50)	$(27,612)	$67,051

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

WAHED REAL ESTATE SERIES 1 LLC

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2025 (Unaudited)

	Series Paign Drive	Series Lake Overlook Drive	Unallocated	Elimination	Consolidated
Cash flows from operating activities:
Net loss	$(3,174)	$(50)	$(8,675)	$-	$(11,899)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,313	-	-	-	1,313
Prepaid expenses	756	-	(500)	-	256
Security deposit	3,150	-	-	-	3,150
Accounts payable	1,264	-	(3,500)	-	(2,236)
Payable to related parties	1,781	-	-	-	1,781
Rent receivable	(150)	-	-	-	(150)
Receivable from property manager	(5,100)	-	-	-	(5,100)
Net cash provided by operating activities	(160)	50)	(12,675)	-	(12,885)

Cash flows from investing activities:
Acquisition of real estate assets (net of payables)	(7,725)	-	-	-	(7,725)
Cash paid for advances to related parties	(64,155)	-	-	29,964	(34,191)
Net cash used in investing activities	(71,880)	-	-	29,964	(41,916)

Cash flows from financing activities:
Deferred offering costs	-	(5,000)	(30,000)	-	(35,000)
Proceeds from / (repayment of) loans taken (net)	(24,453)	5,050	42,675	(29,964)	(6,693)
Contributions (Net of receivable from escrow)	99,231	-	-	-	99,231
Net cash provided by (used in) financing activities	74,778	50	12,675	(29,964)	57,538

Net change in cash and cash equivalents during the period	2,738	-	-	-	2,738
Cash and cash equivalents balance, beginning of period	3,179	-	-	-	3,179
Cash and cash equivalents balance, end of period	$5,917	$-	$-	$-	$5,917

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

WAHED REAL ESTATE SERIES 1 LLC

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS

For the period from May 14, 2024 (Inception) to June 30, 2024 (Unaudited)

	Series Paign Drive	Series Lake Overlook Drive	Unallocated	Consolidated
Cash flows from operating activities:
Net loss	$-	$-	$-	$-
Expenses paid by related party	-	-	82,250	82,250
Net cash provided by operating activities	-	-	82,250	82,250
Cash flows from financing activities:	-	-	-	-
Deferred offering costs	-	-	(82,250)	(82,250)
Net cash used in financing activities	-	-	(82,250)	(82,250)

Net change in cash and cash equivalents during the period	-	-	-	-
Cash and cash equivalents balance, beginning of period	-	-	-	-
Cash and cash equivalents balance, end of period	$-	$-	$-	$-

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

WAHED REAL ESTATE SERIES 1 LLC

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2025, and December 31, 2024, for the six months ended June 30, 2025, and for the period from May 14, 2024
(inception) to June 30, 2024

NOTE 1: NATURE OF OPERATIONS

Wahed Real Estate Series 1, LLC (the “Company”) is a Delaware Series limited liability company formed on May 14, 2024, under the laws of Delaware, for which Wahed Financial, LLC is the managing member (the “Manager”). The Company was formed to enable public investment in residential rental properties, each of which will be held directly or indirectly by a separate Series of limited liability interests, or “Series,” of the Company. The Company formed Series Paign Drive on August 26, 2024, and Series Lake Overlook Drive on May 23, 2025.

As of June 30, 2025, the Company has commenced its initial operations, including launching its crowdfunding campaign for Series Paign Drive. As of that date, the Company has successfully raised $144,600 in investor capital. The Company remains dependent upon additional capital resources to fully implement its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated and consolidating financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company has adopted a calendar year as its fiscal year.

Unaudited Interim Financial Information

The accompanying consolidated and consolidating balance sheets as of June 30, 2025 and the consolidated and consolidating statements of operations, statements of changes in member's equity and cash flows for the six-month period ended June 30, 2025 and for the period from May 14, 2024 (inception) to June 30, 2024 are unaudited. The unaudited interim consolidated and consolidating financial statements have been prepared on the same basis as the audited annual consolidated and consolidating financial statements and, in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of June 30, 2025 and the results of its operations and its cash flows for the six-month period ended June 30, 2025 and for the period from inception to June 30, 2024. The financial data and other information disclosed in these notes related to the six-month period ended June 30, 2025 and for the period from inception to June 30, 2024 are also unaudited. The results for the six-month period ended June 30, 2025 are not necessarily indicative of results to be expected for the year ending December 31, 2025, any other interim periods, or any future year or period.

WAHED REAL ESTATE SERIES 1 LLC

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2025, and December 31, 2024, for the six months ended June 30, 2025, and for the period from May 14, 2024
(inception) to June 30, 2024

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of the Company and its Series required to be consolidated under generally accepted accounting principles. Separate financial statements are presented for the Series. All inter-company transactions and balances are eliminated in consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Risk and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash Equivalents and Concentration of Cash Balance

The Company and its Series consider all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company and its Series comply with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. The Company will reimburse its Manager up to 4% of the gross offering proceeds per Series offering for offering costs from the proceeds of each Series offering. We have preliminarily allocated up to 4% of the maximum expected gross offering amount to cover offering costs for each respective Series, as and when such expenses are incurred. In the event that the aggregate funds raised by any Series are less than the amount anticipated, the corresponding allocation of offering expenses to such Series shall be reduced accordingly.

As of June 30, 2025, the Company has deferred $149,693 of offering costs, consisting of $132,149 of unallocated deferred offering costs, $12,544 of Series Paign Drive deferred offering costs, and $5,000 of Series Lake Overlook Drive deferred offering costs. As of that date, the Company has raised $144,600 in investor capital with respect to Series Paign Drive and is in the process of raising the balance of capital resources for this Series as well as raising capital for Series Lake Overlook Drive, in order to fully implement its planned principal operations. The deferred offering costs with respect to each Series (subject to any limit established by the Manager) will be capitalized once the offering for that Series is completed.

WAHED REAL ESTATE SERIES 1 LLC

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2025, and December 31, 2024, for the six months ended June 30, 2025, and for the period from May 14, 2024
(inception) to June 30, 2024

Acquisition Costs

The cost of acquiring the property will be borne by the respective series, including any buyer’s premium payable, the sourcing fee payable to the Manager and any sales or similar taxes if required to be paid.

Upon acquisition, the property will be recorded on the Series’ books at its original cost basis—essentially its acquisition cost, including any deposits for the Series funded by the Manager and acquisition expenses, which include all fees, costs and expenses incurred.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company’s property and equipment includes the cost of the purchased Series property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the building value. All capitalized property and equipment costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets for the six months ended June 30, 2025. The Company did not own any long-lived assets as of June 30, 2024.

WAHED REAL ESTATE SERIES 1 LLC

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2025, and December 31, 2024, for the six months ended June 30, 2025, and for the period from May 14, 2024
(inception) to June 30, 2024

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated and consolidating balance sheets approximate their fair value.

Tenant Deposit

Tenant deposit liabilities represent security deposits received from tenant customers.

Operating expenses

Each Series of the Company will be responsible for the costs and expenses attributable to the activities of the Company related to such Series as well as any portion of shared expenses that the Manager allocates to such Series. As compensation for the services provided by the property manager, each Series will be charged a property management fee as set forth in the property management agreement for the Series property.

Revenue Recognition

Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

WAHED REAL ESTATE SERIES 1 LLC

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2025, and December 31, 2024, for the six months ended June 30, 2025, and for the period from May 14, 2024
(inception) to June 30, 2024

Each Series property is used for rental purposes and earns rental income on a monthly basis. Rental income is recognized over the length of the contract as the performance obligation is satisfied over time.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Expense Allocation

To the extent relevant, offering expenses, acquisition expenses, operating expenses, revenue generated from Series properties and any indemnification payments made by the Manager will be allocated among the various Series interests in accordance with the Manager’s allocation policy. The allocation policy requires the Manager to allocate items that are allocable to a specific Series to be borne by, or distributed to (as applicable), the applicable Series. If, however, an item is not allocable to a specific Series but to the Company in general, it will be allocated pro rata based on the value of the Series properties or the number of properties, as reasonably determined by the Manager or as otherwise set forth in the allocation policy. The Manager has sole discretion to amend the allocation policy.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these consolidated and consolidating financial statements. Income from the Company is reported and taxed to the member on its individual tax return. The Company intends to elect for each Series to be taxed as a corporation.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated and consolidating financial statements. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

WAHED REAL ESTATE SERIES 1 LLC

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2025, and December 31, 2024, for the six months ended June 30, 2025, and for the period from May 14, 2024
(inception) to June 30, 2024

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has recently commenced its principal operations, plans to incur significant costs in pursuit of its capital financing plans and is dependent upon its Manager and its affiliates for continued funding of its cash flow needs. The Company has an accumulated deficit of $32,180, has generated a loss of $11,899 for the six months ended June 30, 2025, and has limited liquid assets to satisfy its obligations as they come due with cash of $5,917 against current liabilities of $404,887 as of June 30, 2025. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period.

The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts. The consolidated and consolidating balance sheets don’t include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBERS’ EQUITY/(DEFICIT)

As of June 30, 2025, the Company has received capital contributions, including $144,600 raised through crowdfunding for Series Paign Drive. Out of this amount, $45,369 is held in an escrow account as of June 30, 2025, recorded as subscription receivable as part of the members’ equity/(deficit). The funds held in escrow relate to shares that have already been subsequently allocated to the respective investors. The escrow balance is earmarked to be utilized by the Company towards the repayment of outstanding dues in connection with the property purchased.

No capital has been contributed to the Company as of December 31, 2024.

The Company is managed by Wahed Financial, LLC, a Delaware limited liability company and managing member of the Company (the “Manager”) and the Manager holds 100% of the Company’s membership units. Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company and to each of the Company’s Series.

Profits and losses shall be allocated pro rata by Series among all the members of each of the Company’s Series, which may include the Manager.

WAHED REAL ESTATE SERIES 1 LLC

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2025, and December 31, 2024, for the six months ended June 30, 2025, and for the period from May 14, 2024
(inception) to June 30, 2024

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Company expects the Manager to make distributions on a semi-annual basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Distributable cash, as determined by the Manager, may be distributed on a quarterly basis from free cash flows. However, the Manager may change the timing of the distributions or determine no distributions shall be made, in its sole discretion. Distributable cash of each Series shall be applied first to expenses and reserves as determined by the Manager, and thereafter distributed to the members of that Series pro rata to their interests (which, for the avoidance of doubt, may include the Manager and its affiliates).

No member shall be entitled to withdraw or receive return of their capital contribution, except to the extent, if any, that distributions made pursuant to the operating agreement may be considered as such by law and then only to the extent provided for in the operating agreement.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2025 and December 31, 2024 consists of the following:

June 30, 2025	Series Paign Drive	Series Lake Overlook Drive	Consolidated
Real Estate Assets
Building and building improvements	$60,400	$-	$60,400
Land	216,672	-	216,672
Total	277,072	-	277,072
Less: Accumulated depreciation	1,313	-	1,313
Property and equipment, net	$275,759	$-	$275,759

December 31, 2024	Series Paign Drive	Series Lake Overlook Drive	Consolidated
Real Estate Assets
Building and building improvements	$-	$-	$-
Land	-	-	-
Total	-	-	-
Less: Accumulated depreciation	-	-	-
Property and equipment, net	$-	$-	$-

Depreciation expense was $1,313 for the six months ended June 30, 2025, and $0 for the period from inception to June 30, 2024.

WAHED REAL ESTATE SERIES 1 LLC

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2025, and December 31, 2024, for the six months ended June 30, 2025, and for the period from May 14, 2024
(inception) to June 30, 2024

NOTE 6: RELATED PARTY TRANSACTIONS

The Company is managed by its sole member, Wahed Financial LLC, the Manager of the Company. Pursuant to the terms of the operating agreement, the Manager will provide certain management services to the Company. The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that such Manager may deem to be reasonably required to accomplish the purpose of the Company.

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company. The Manager has power and authority on behalf of the Company to amend the operating agreement.

Asset Management Fee

For the Manager’s efforts in conducting due diligence, acquiring the properties, day-to-day management, and making the investment opportunity available to the Company and its members, the Manager shall earn on a quarterly basis beginning on the first quarter end date following the initial closing date of the issuance of interests in a Series, payable quarterly in arrears, equal to 0.25% (1% annualized) of the asset value, as determined by the Manager as of the last day of the immediately preceding quarter. Series Paign Drive incurred asset management fees amounting to $241 for the six months ended June 30, 2025.

Sourcing Fee

Each Series will pay the Manager with a sourcing fee to cover the costs associated with searching and negotiation of the property purchase and preparing the property for rental. The applicable sourcing fee will be set forth in the certificate of designation for each Series. No sourcing fee was incurred for the six months ended June 30, 2025 as none of the Series is yet fully funded.

Reimbursement of Expenses

Pursuant to the operating agreement, the Manager or its affiliates will receive reimbursement of reasonable expenses paid or incurred by the Manager or its affiliates in connection with the Company’s operations, including any legal, financial and tax reporting, and accounting costs, which may be paid from capital contributions, revenue, or reserves. The Manager may also reimburse members of the Company for such expenses incurred by them in connection with the Company’s operations, as decided in the Manager’s sole discretion.

WAHED REAL ESTATE SERIES 1 LLC

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2025, and December 31, 2024, for the six months ended June 30, 2025, and for the period from May 14, 2024
(inception) to June 30, 2024

The Company will reimburse its Manager for offering expenses, which the Managing Member has agreed to cap at 4% of the gross proceeds of the offerings of each of Series Paign Drive and Series Lake Overlook Drive. Any cap on the amount of reimbursement of offering expenses for future Series will be determined by the Manager in its sole discretion.

Distributions

Distributable cash, as determined by the Manager, may be distributed on a quarterly basis from Free Cash Flow. However, the Manager may change the timing of the distributions or determine no distributions shall be made, in its sole discretion. Distributable cash of each Series shall be applied first to expenses and reserves as determined by the Manager, and thereafter distributed to the members of that Series pro rata to their interests (which, for the avoidance of doubt, may include the Manager and its affiliates).

Related party payables and receivables

As of June 30, 2025, due to related party includes loans taken from Wahed Invest LLC and from Wahed Financial LLC for purchase of property (as discussed below), both related parties under common control, as well as to fund certain expenses paid on behalf of the Company, as discussed above, which amounts remain payable as of June 30, 2025. The total amount outstanding as of June 30, 2025 is $368,860 ($86,710 to Wahed Invest LLC and $282,150 to Wahed Financial LLC.) consisting of $106,228 unallocated payable, $257,582 payable from Series Paign Drive and $5,050 payable from Series Lake Overlook Drive. The balance bears no interest, however, loan facility fees of 5% per annum is levied on the principal amount borrowed from Wahed Invest LLC, charged on a monthly basis. Loan facility fees   payable to Wahed Invest LLC   amounted $2,012 during the six months ended June 30, 2025. The loan and the loan facility fee charged thereon are considered payable on demand. Due to related party as of June 30, 2025 amounting to $368,860 is presented net of inter-series payables of $29,964, representing unallocated expenses and offering costs inadvertently paid by Series Paign Drive.

As of December 31, 2024, due to related party includes loans taken from Wahed Inc. and Wahed Invest LLC, related parties under common control. These entities have paid certain expenses on behalf of the Company, which remain payable as of December 31, 2024. The total amount is $109,811 ($79,170 to Wahed Invest LLC and $30,641 to Wahed Inc.) consisting of $93,517 unallocated payable and $16,294 payable from Series Paign Drive. The balance bears no interest, however, loan facility fees of 5% per annum is levied on the principal amount borrowed from Wahed Inc. and Wahed Invest LLC, charged on a monthly basis. Loan facility fees   payable as of December 31, 2024, on these loans is $3,629, consisting of $3,237 unallocated loan facility fee payable and $392 loan facility fee payable from Series Paign Drive.

WAHED REAL ESTATE SERIES 1 LLC

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2025, and December 31, 2024, for the six months ended June 30, 2025, and for the period from May 14, 2024
(inception) to June 30, 2024

As of June 30, 2025, the company has loan receivable from Wahed Inc., a related party under common control. The loan balance is $34,191. The balance bears no interest, however, loan facility fees of 5% per annum is levied on the principal amount borrowed, charged on a monthly basis. Loan facilities fees receivable from Wahed Inc. amounted to $320 during the six months ended June 30, 2025. The loan and the loan facility fee charged thereon are considered receivable on demand. Due from related party as of June 30, 2025, amounting to $34,191, is presented net of inter-series receivables of $29,964, representing unallocated expenses and offering costs inadvertently paid by Series Paign Drive. As of December 31, 2024, there were no receivables from related party.

Acquisition Cost - Paign Drive Property

On August 9, 2024, Wahed Financial LLC, as the managing member of the Company, completed the acquisition of the property located at 41210 Paign Drive, Sterling Heights, MI “Paign Drive Property” for a total purchase price of $260,000. As of December 31, 2024, title to the Paign Drive Property is held by Wahed Financial LLC (Managing Member) and had not yet been transferred to Series Paign LLC.

On May 2, 2025, the property was transferred to Series Paign Drive in exchange for $141,600 in cash and an interest-free loan from Wahed Financial LLC of $127,266, representing the $260,000 property purchase price plus $3,960 in acquisition expenses and $13,111 in property improvement expenses.

On March 12, 2025, the Managing Member entered into a property management agreement, appointing Ahsan Tarar, as the "Property Manager," effective March 12, 2025. Unless explicitly renewed or terminated, the property management agreement will end on the second anniversary of the effective date and will automatically renew for additional successive 12-month periods. The Property Manager is entitled to withhold 10% from each monthly rental payment including late fees as compensation for management services or management fees. Series Paign Drive incurred property management fee amounting to $420 for the six months ended June 30, 2025.

Acquisition Cost – Lake Overlook Drive Property

In March 2025, Wahed Financial LLC, as the managing member of the Company, completed the acquisition of the property located at 6724 Lake Overlook Drive, Fort Worth, TX 76135, for a total purchase price of $374,900. The Managing Member intends to sell the property to Series Lake Overlook Drive once sufficient funds from the Company’s Regulation A offering have been tendered to the Company. As of June 30, 2025, the property title remains under Wahed Financial LLC (Managing Member) and has not yet been transferred to Series Lake Overlook Drive LLC.

On March 21, 2025, the Managing Member entered into a property management agreement with G&O Property Management, LLC, as the "Property Manager," effective March 21, 2025. The property management agreement has a term of one year and extends automatically for successive monthly terms unless terminated. The Property Manager is entitled to withhold 7% from each monthly rental payment, a lease commission equal to one month of gross rent (as exclusive leasing agent) and an initial $500 property onboarding fee.

WAHED REAL ESTATE SERIES 1 LLC

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2025, and December 31, 2024, for the six months ended June 30, 2025, and for the period from May 14, 2024
(inception) to June 30, 2024

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated and consolidating financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Management has evaluated all subsequent events through September 25, 2025, the date the consolidated and consolidating financial statements were available to be issued.

On September 8, 2025, Wahed Financial LLC, as the managing member of the Company, completed the acquisition of the property located at 8820 Waynick Drive, Raleigh, North Carolina, for a total purchase price of $435,000 (net of sales credits) plus closing costs. On September 25, 2025, the Company established Series Waynick Drive for the purposes of acquiring the Waynick Drive property. Wahed Financial intends to transfer the property to Series Waynick Drive once sufficient funds from the company’s Regulation A offering have been tendered to the Company.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Formation of Wahed Real Estate Series 1 LLC (incorporated by reference to Exhibit 2.1 of the Company’s Offering Statement on Form 1-A filed with the SEC on August 29, 2024)
2.2	Limited Liability Company Agreement of Wahed Real Estate Series 1 LLC (incorporated by reference to Exhibit 2.2 of the Company’s Offering Statement on Form 1-A filed with the SEC on August 29, 2024)
2.3	Series Paign Drive Series Designation (incorporated by reference to Exhibit 2.3 of Amendment No. 1 to the Company’s Offering Statement on Form 1-A filed with the SEC on November 20, 2024)
2.4	Series Lake Overlook Drive Series Designation (incorporated by reference to Exhibit 2.4 of Post-Qualification Amendment No. 1 to the Company’s Offering Statement on Form 1-A filed with the SEC on May 29, 2025)
2.5	Series Waynick Drive Series Designation
4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to the Company’s Offering Statement on Form 1-A filed with the SEC on November 20, 2024)
6.1	Dalmore Agreement (incorporated by reference to Exhibit 6.1 of the Company’s Offering Statement on Form 1-A filed with the SEC on August 29, 2024)
6.2	Series Paign Drive Purchase Agreement (incorporated by reference to Exhibit 6.2 of the Company’s Offering Statement on Form 1-A filed with the SEC on August 29, 2024)
6.3	Form of Facility Agreement between the Company or a Series thereof and the Managing Member or an affiliate thereof
6.4	Paign Drive Property Management Agreement (incorporated by reference to Exhibit 6.4 of Post-Qualification Amendment No. 1 to the Company’s Offering Statement on Form 1-A filed with the SEC on May 29, 2025)
6.5	Addendum to Series Paign Drive Purchase Agreement (incorporated by reference to Exhibit 6.5 of Amendment No. 1 to the Company’s Offering Statement on Form 1-A filed with the SEC on November 20, 2024)
6.6	Form of Lease Agreement for the Paign Drive property (incorporated by reference to Exhibit 6.8 of Post-Qualification Amendment No. 1 to the Company’s Offering Statement on Form 1-A filed with the SEC on May 29, 2025)
6.7	Lake Overlook Drive Purchase Agreement (incorporated by reference to Exhibit 6.9 of Post-Qualification Amendment No. 1 to the Company’s Offering Statement on Form 1-A filed with the SEC on May 29, 2025)
6.8	Lake Overlook Drive Property Management Agreement (incorporated by reference to Exhibit 6.10 of Post-Qualification Amendment No. 1 to the Company’s Offering Statement on Form 1-A filed with the SEC on May 29, 2025)
6.9	Form of Residential Lease for the Lake Overlook Drive property
6.10	North Carolina Special Warranty Deed of Waynick Drive Property
6.11	Waynick Drive Property Management Agreement
6.12	Form of Lease and Value Share Agreement for the Waynick Drive property
6.13	Value Share Transfer Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, Nevada, on September 29, 2025.

Wahed Real Estate Series 1 LLC, a Delaware limited liability company

By:	Wahed Financial LLC, a Delaware corporation
Its:	Managing Member

By	/s/ Ahmar Shaikh
Ahmar Shaikh
Title:	Manager

Date:	September 29, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

By:	/s/ Ahmar Shaikh
Ahmar Shaikh
Title:	Manager, Chief Executive Officer
(principal executive officer), Chief Financial Officer
(principal financial officer and principal accounting officer) of Wahed Financial LLC President

Date:	September 29, 2025